Exhibit 99.1
Press release
August 19, 2010
Eksportfinans first half-year of 2010: Record high level of disbursements of export related loans, strong underlying business performance
The strong underlying business performance continued into the second quarter and the net interest income was NOK 694 million in the first half-year of 2010. Disbursements of new loans for export financing purposes were record high with a total of NOK 15.3 billion.
Some positive signals for the Norwegian maritime sector
Eksportfinans has a solid order book for export related financing in 2010. New disbursements were NOK 15.3 billion in the first half-year of 2010, compared to NOK 11.8 billion for the corresponding period in 2009. The volume of outstanding export loans was NOK 94.5 billion at June 30, 2010 compared to NOK 81.4 billion at December 31, 2009 and NOK 79.5 billion at June 30, 2009.
New disbursements are primarily related to export contracts entered into in the previous two years for the financing of shipbuilding, ship equipment and projects within offshore oil and gas. The Norwegian maritime sector still experiences strong international competition, but the first half-year of 2010 showed signs of a more positive trend within the sector. The number of contracts entered into at Norwegian shipyards is increasing and the value of new contracts entered into in the first half-year of 2010 is higher than contracts entered into in the same period in 2009.
“The Norwegian and the international economy are still affected by some uncertainty, but certain signs indicate a positive development for Norwegian export industry. Eksportfinans is in a good position to support the customers’ needs in the event of growth”, says President and CEO Gisele Marchand.
Good access to funding markets
Eksportfinans experiences good access to the funding markets, and the Company issued two benchmark transactions in the first half-year of 2010. One 3-year USD 1 billion benchmark transaction specifically targeted at American investors and one 5-year JPY 30 billion transaction targeted at Japanese investors. Total new funding in the first half-year of 2010 amounted to NOK 41.9 billion through 462 individual trades, compared with NOK 32.9 billion and 550 trades in the same period of 2009.
Results
Total comprehensive income for the first half-year of 2010 was NOK 176 million, compared to NOK 425 million for the same period in 2009. Net profit excluding unrealized gains and losses was NOK 415 million in the first half-year of 2010, compared to NOK 523 million in the corresponding period in 2009.During the first half-year of 2010, the uncertainty in the international capital markets has lead to relatively high credit spreads which again have lead to high income from liquidity placements. Eksportfinans expects this situation to be temporary.
“Eksportfinans currently has a competitive advantage in the funding market that makes it interesting for clients to combine long-term financing from Eksportfinans with bank guarantees. We are pleased to deliver strong results in the first half-year of 2010”, says President and CEO Gisele Marchand.

to deliver strong results in the first half-year of 2010", says President and CEO Gisele Marchand.

Key Figures:

All figures are for Eksportfinans ASA only, and do not include its former subsidiary, Kommunekreditt Norge AS, which had, prior to its sale in the second quarter of 2009, been consolidated in the financial statements of the Eksportfinans Group.

	June 30, 2010	June 30, 2009
New export lending	NOK 15.3 billion	NOK 11.8 billion
New funding	NOK 41.9 billion	NOK 32.9 billion
Total assets	NOK 126.8 billion	NOK 124.8 billion
Capital adequacy	13.3%	12.7%
Net interest income	NOK 694 million	NOK 680 million
Total comprehensive income*	NOK 176 million	NOK 425 million
Profit/(loss) for the period from continuing operations	NOK 176 million	NOK 83 million

**Comprehensive income includes all non-owner changes in equity, both those recognized in profit or loss and those recorded directly to equity.*

The complete 1st half-year report for 2010 is available at www.eksportfinans.no

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For further information, please contact:

President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no
EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no.

Eksportfinans is the Norwegian institute for export financing owned by banks and the Norwegian Government. It offers competitive long term financing to the export industry.